Exhibit 99.2
Media release

8 April 2020

Rio Tinto discloses details of the $7.6 billion taxes paid in 2019

Rio Tinto paid $7.6 billion in taxes and royalties globally in 2019, including $4.8 billion of corporate tax, as detailed in its latest Taxes paid report, published today.

The majority of its taxes were paid in Australia ($6.2 billion), home to the largest part of Rio Tinto’s business. The company also made significant payments in Chile ($311 million), Mongolia ($305 million), Canada ($291million), United States ($178 million), the United Kingdom ($117 million) and South Africa ($80 million).

The report also outlines the $45.1 billion direct economic contribution Rio Tinto made in 2019 to the countries and communities where it operates, taking the company’s direct economic contribution since 2015 to $210 billion.

Rio Tinto chief financial officer Jakob Stausholm said “Our business, including the taxes and royalties we pay, play a critical role in the overall economic health and development of the regions where we operate.

“The funds we provide to governments and communities support the basic infrastructure of society – bridges and roads, schools and hospitals – as well as other local development priorities, like job creation and skills training. Being transparent about where these payments go helps our stakeholders better understand how these funds may be used.”

A decade ago Rio Tinto became the first company in the resources industry to voluntarily disclose its payments to governments in detail, and has continued to report on taxes and royalties paid, and economic contribution, in increasing detail ever since. Over that period, Rio Tinto has paid over $70 billion in taxes and royalties to governments around the world, including $52 billion paid in Australia.

This year, consistent with Rio Tinto’s commitment to building on transparency about its economic contribution, the company has for the first time released comprehensive financial and tax related disclosures for each country in which it operates. The company’s 2018 Country by Country report can be found on our website.

Rio Tinto is a founding member of the Extractive Industries Transparency Initiative and a signatory to the B Team Tax Principles, a not-for-profit initiative formed by a group of cross-sector, cross-regional companies to help define what leadership in responsible tax looks like.

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